

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Daryl J. Carter
President and Chief Executive Officer
Aspire Real Estate Investors, Inc.
1920 Main Street, Suite 150
Irvine, California 92614

> **Re: Aspire Real Estate Investors, Inc.**
> **Amended Draft Registration Statement on Form S-11**
> **Filed May 13, 2020**
> **CIK No. 0001800491**

Dear Mr. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2020 letter.

Amended Draft Registration Statement on Form S-11 filed May 13, 2020

Management's Discussion and Analysis, page 94

1. We note the statement on page 49 that shutdowns or other government restrictions inhibiting your employees' ability "to meet with existing and potential residents has disrupted" your ability to lease apartments. We also note the statement on page 98 that cash and revenues will be sufficient for short-term liquidity needs "[s]ubject to potential credit losses" due to tenants that default as a result of financial difficulties from covid-19. Please revise to clarify further the impact of covid-19 on your operations and liquidity. For example, it is unclear how sensitive your sources of liquidity are to coronavirus-related tenant defaults, whether disruptions from shutdowns or other restrictions have

materially impacted your ability to operate and achieve your business goals, and whether covid-19 has materially impacted your funding sources, access to capital or ability to maintain financial covenants. Please revise to tailor your disclosure to your facts and circumstances. Refer to CF Disclosure Guidance: Topic No. 9 for guidance. Please also revise to address long-term in addition to short-term liquidity needs. See Instruction 5 to Item 303(a)(1) of Regulation S-K.

2. We note your revised disclosure on pages 118-135 in response to comments 7 and 9, including the statements that you anticipate obtaining new financing and paying off existing loans with PNC, Wells Fargo and others. Please revise to clarify and quantify the amount of construction and other loans you anticipate needing under your business plan, the source of funding for paying off loans, and the status of negotiations for financing.

Financial Statements, page F-1

3. We note the updated financial statements of your predecessor entities in response to prior comment 16. We remind you that, in accordance with Rule 8-08 of Regulation S-X, the predecessor financial statements must be updated to include financial statements for an interim period ending within 135 days of the effective date.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel M. LeBay, Esq.